Annual Report

Cover Page

Name of issuer:

IP Technologies Inc

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 8/2/2022

Physical address of issuer:

16291 Coastal Highway
Lewes DE 19859

Website of issuer:

https://ipnote.pro

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

12

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$754,602.00	$441,931.00
Cash & Cash Equivalents:	$220,755.00	$36,909.00
Accounts Receivable:	$8,914.00	$0.00
Current Liabilities:	$230,707.00	$161,643.00
Non-Current Liabilities:	$1,268,660.00	$390,000.00
Revenues/Sales:	$791,004.00	$757,605.00
Cost of Goods Sold:	$747,342.00	$467,345.00
Taxes Paid:	$0.00	$450.00
Net Income:	($613,712.00)	($39,743.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions

Cover Page

Name of issuer:

IP Technologies Inc

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 8/2/2022

Physical address of issuer:

16291 Coastal Highway
Lewes DE 19859

Website of issuer:

https://ipnote.pro

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Aleksandr Levkin	CEO	Yes	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Aleksandr Levkin	President	2023
Aleksandr Levkin	CEO	2023
Aleksandr Levkin	Secretary	2023
Aleksandr Levkin	Treasurer	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Aleksandr Levkin	9000000.0 Common Stock	96.74

INSTRUCTION TO QUESTION 6: The above information must be provided as

of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Dependence on Third-Party Providers: The company relies on third-party providers for various operational services, including data storage, cybersecurity, and platform hosting. Any disruption in these services, or failure by third parties to meet service standards, could negatively impact the platform's reliability, customer satisfaction, and overall business operations.

Intellectual Property Risks: As a company operating in the IP management space, there is a risk of legal disputes regarding intellectual property rights, both with clients and competitors. Additionally, the failure to secure or protect the company's own intellectual property may harm its competitive advantage and business viability.

Technological Evolution and Adoption: Rapid changes in technology and the need to continuously update and improve the platform to remain competitive pose significant risks. If the company fails to keep up with technological advancements or if customers are slow to adopt new features, it could negatively impact revenue and market position.

Market and Economic Conditions: The company's success depends on the overall health of the IP industry and global economic conditions. A downturn in the economy, fluctuations in demand for IP management services, or changes in industry regulations could reduce customer spending, affecting the company's growth and profitability.

The intellectual property (IP) services industry is dominated by well-established players with significant financial resources, extensive customer bases, and recognized brand equity. These industry giants have the capacity to develop similar AI-powered platforms for IP registration and management, leveraging their existing infrastructure and market influence. If they choose to enter this segment, they could potentially capture a substantial share of the market by offering competitive pricing, bundling services, or utilizing their extensive sales and distribution networks. This competitive pressure could slow down our growth, reduce our market share, and impact our long-term financial performance.

IPNOTE handles highly sensitive intellectual property data, including patent applications, trademark filings, and confidential business information. Any cybersecurity breach, unauthorized data access, or significant vulnerability in our systems could result in the exposure of critical customer data. Such an incident would not only lead to legal liabilities and potential regulatory penalties but would also severely damage customer trust and our platform's reputation. Rebuilding trust after a significant data breach could be challenging and may result in customer attrition and long-term financial losses.

Our future success depends on the efforts of a small management

team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Alexey Kharis is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	10,000,000	9,303749	Yes ˅

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	

Options:	Total Pool: 906,667	Issued: 510,416

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Stripe
Issue date	10/02/24
Amount	$152,900.00
Outstanding principal plus interest	$19,546.00 as of 03/31/26
Interest rate	7.13% per annum
Current with payments	Yes

Stripe Capital Program Loan

Convertible Note

Issue date	10/10/22
Amount	$175,000.00
Interest rate	5.0% per annum
Discount	0.0%
Valuation cap	$4,000,000.00
Maturity date	12/31/25

For value received IP Technologies Inc., a Delaware corporation (the "Company"), promises topay to the undersigned holder or such party's assigns (the "Holder") the principal amount set forth above
with simple interest ` at the rate of 5% per annum on the terms and conditions set forth in this convertible
promissory note (the "Note"). Interest shall commence with the date hereof and shall continue on the
outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a
year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and
payable upon request of the Holder on or after December 31, 2025 (the "Maturity Date"); provided,
however, that in the event that during the period between February 1, 2024, and April 30, 2024, the
Company's revenue for such period taken as a whole is lesser than $250,000.00, or is lesser than
$100,000.00 in any given month during such 3-month period, all unpaid interest and principal shall be due
and payable upon request of the Holder in equal monthly installment over a period of 9 months commencing
on May 1, 2024.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
8/2022	Section 4(a)(2)	SAFE	$25,000	General operations
9/2022	Section 4(a)(2)	SAFE	$175,000	General operations
10/2022	Section 4(a)(2)	Convertible Note	$175,000	General operations
2/2024	Section 4(a)(2)	SAFE	$15,000	General operations
2/2025	Section 4(a)(2)	SAFE	$2,500	General operations
4/2025	Regulation Crowdfunding	SAFE	$50,000	General operations
6/2025	Section 4(a)(2)	SAFE	$1,000	General operations
7/2025	Section 4(a)(2)	SAFE	$25,000	General operations
7/2025	Section 4(a)(2)	SAFE	$25,000	General operations
7/2025	Section 4(a)(2)	SAFE	$500,000	General operations
7/2025	Section 4(a)(2)	SAFE	$20,000	General operations
8/2025	Section 4(a)(2)	SAFE	$25,000	General operations
8/2025	Section 4(a)(2)	SAFE	$25,000	General operations
8/2025	Section 4(a)(2)	SAFE	$100,000	General operations
10/2025	Section 4(a)(2)	SAFE	$50,000	General operations
11/2025	Section 4(a)(2)	SAFE	$10,000	General operations
1/2026	Section 4(a)(2)	SAFE	$40,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material

interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking

statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.**Overview**

AI-powered global IP management platform, reducing patent and trademark registration costs by 5x

Milestones

IP Technologies Inc was incorporated in the State of Delaware in August 2022.

Since then, we have:

- $800K gross revenue in 2024

- Almost 3x annual growth for 3 years

- 91% retention, $16,250 LTV

- Customers from 60+ countries

- $216B IP services market with a 7.5% CAGR

- 4.8-star rating on Trustpilot from over 70 reviews

- 12 years of expertise in IP industry

Historical Results of Operations

Our company was incorporated in August 2022 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2025, the Company had revenues of $791,004 compared to the year ended December 31, 2024, when the Company had revenues of $757,605. Our gross margin was 5.52% in fiscal year 2025, and 38.31% in 2024. The decline in gross margin from 38.31% in fiscal year 2024 to 5.52% in fiscal year 2025 was primarily driven by $124,137 in prior-year provider fees recognized in 2025 that related to services delivered in 2024. Excluding this one-time catch-up, adjusted COGS would have been approximately $623,205, resulting in an adjusted gross margin of approximately 21.2%. The remaining margin compression reflects the company's pivot to enterprise, which involved higher-volume transactional pass-through revenue with lower margins compared to the subscription-heavy mix in 2024. As subscription and service revenue grows as a share of total revenue, we expect gross margins to improve.

- *Assets.* As of December 31, 2025, the Company had total assets of $754,602, including $220,755 in cash. As of December 31, 2024, the Company had $441,931 in total assets, including $36,909 in cash.

- *Net Loss.* The Company has had net losses of $613,712 and net losses of $39,743 for the fiscal years ended December 31, 2025 and December 31, 2024, respectively.

- *Liabilities.* The Company's liabilities totaled $1,499,367 for the fiscal year ended December 31, 2025 and $551,643 for the fiscal year

ended December 31, 2024.

Liquidity & Capital Resources

To-date, the company has been financed with $152,900 in debt, $175,000 in convertibles, and $1,038,500 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

IP Technologies Inc cash in hand is $134,250, as of March 2026. Over the last three months, revenues have averaged $69,000/month, cost of goods sold has averaged $54,525/month, and operational expenses have averaged $55,625/month, for an average burn rate of $41,150 per month. Our intent is to be profitable in 6 months.

In Q1 2026, revenue averaged $69K/month ($207.8K total), up significantly from $61K/month previously. However, operating expenses also rose to ~$55.6K/month as we invested in enterprise sales, product development, and contractor teams. COGS averaged $54.5K/month, driven by provider fees on our growing transaction volume. Cash position decreased from $231K (Jan) to $134K (Mar) as we front-loaded investment in enterprise deployments. Two enterprise clients are now live in production, generating initial revenue with clear expansion potential.

We expect revenue to grow as our 2 live enterprise accounts scale toward $80-100K ARR combined, and as accounts currently in procurement (2 in Germany, 5 at late stage) begin converting. We project monthly revenue reaching $80-100K by Q3-Q4 2026. Operating expenses should stabilize around $55-60K/month. COGS will scale with transaction volume but margins should improve as subscription revenue grows relative to transactional pass-through.

We are not yet consistently profitable. Q1 2026 net loss was $128K, primarily driven by contractor investment in product and enterprise sales readiness. However, our gross margins on subscription and service revenue are strong, and as enterprise accounts scale, we

expect to approach breakeven within 12-18 months. Our pipeline supports a path to ~$1M ARR by mid-2027, at which point we expect to be sustainably profitable.

In addition to Wefunder, we raised approximately $1M from AltaIR Capital, Hi2 Venture Fund, and angel investors in 2025 via SAFEs. We also have operational loans from Stripe Capital ($19.5K remaining) and a revenue share arrangement ($80.7K remaining). Enterprise revenue from our 2 production clients ($30K+ collected) provides a growing organic revenue base. These combined sources fund our current burn while we convert pipeline to revenue.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Aleksandr Levkin, certify that:

(1) the financial statements of IP Technologies Inc included in this

Form are true and complete in all material respects ; and

(2) the financial information of IP Technologies Inc included in this

Form reflects accurately the information reported on the tax return for

IP Technologies Inc filed for the most recently completed fiscal year.



Aleksandr Levkin

CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued

of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and

the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://ipnote.pro/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Financials 2

Financials 3

Financials 4

Financials 5

Appendix D: Director & Officer Work History

Aleksandr Levkin

Appendix E: Supporting Documents

Wefunder Portal will review the information you provide before we agree to submit a Annual Report to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Annual Report may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Annual Report to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Annual Report we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Annual Report that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Annual Report on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Annual Report.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

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Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

IP Technologies Inc

By

Alex Levkin

Founder, CEO/CPO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Alex Levkin

Founder, CEO/CPO
4/30/2026

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.